August 22, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

Re:   Unisys Corporation
         Form 10-K for the Fiscal Year Ended December 31, 2013
         Filed February 24, 2014
         File No. 001-08729

Dear Mr. Gilmore:

On behalf of Unisys Corporation (the "Company"), set forth below is the Company's response to the comment of the Staff of the Securities and Exchange Commission regarding the above referenced filing set forth in the Staff's letter dated August 15, 2014. For your convenience, we have repeated the comment set forth in the Staff's letter and followed with the Company's response.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA (INCORPORATED BY REFERENCE FROM THE UNISYS 2013 ANNUAL REPORT TO STOCKHOLDERS, EXHIBIT 13)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4.  GOODWILL, PAGE 25

COMMENT 1
We note your response to prior comment 2. Please provide us with your evaluation of ASC 350-20-35-3F through 35-3G as well as your consideration of the factors in ASC 350-20-35-3C (a) through (g).

RESPONSE TO COMMENT 1
As mentioned in the Company's response to the Staff's prior comment 2, the Company determined that the carrying amount of its reporting units did not exceed their estimated fair value. Since the carrying amount of both of the Company's reporting units was negative, the Company then considered
ASC 350-20-35-8A in determining whether it was necessary to perform a Step 2 impairment analysis. This consideration included an evaluation, using the process described in ASC 350-20-35-3F through 35-3G, including the events and circumstances provided in ASC 350-20-35-3C (a) through (g).

An overview of the Company's consideration of the factors in ASC 350-20-35-3C follows:

     a) Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity or credit markets.

        Consideration: In management's opinion, long-term macroeconomic conditions did not deteriorate materially during 2013. During 2013, the Company faced no limitations on accessing capital. During the three years ended December 31, 2013, the Company made payments to reduce long-term debt by approximately $945 million through the issuance of $250 million 6.25% mandatory convertible preferred stock, $210 million of 6.25% senior notes due 2017 and cash on hand. In addition during 2011, the Company entered into a five-year secured revolving credit facility which provides for loans and letters of credit up to an aggregate amount of $150 million. At December 31, 2013, the Company reported a cash balance of approximately $640 million and debt of $210 million. Foreign currency negatively impacted revenue by approximately one-percentage point during 2013.

     b) Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), a change in the market for an entity's products or services, or a regulatory or political development.

        Consideration: The Company participates in the information technology industry which was and is expected to continue to be highly competitive. The Company did not see nor does it expect to see a material deterioration in either this environment or a material change in the market for its products or services. In its 2013 goodwill evaluation, the Company examined industry market multiples and these multiples were as good as or better than the multiples used during the preceding evaluation in 2012. The Company's business was not and is not expected to be materially impacted by regulatory or political developments.

     c) Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows.

        Consideration: During 2013, the Company was very diligent in reducing its cost structure as the combination of selling, general and administrative expense and research and development expense decreased by 4%. Also, due to the Company's debt reduction activities, interest expense was reduced by 64%. Overall, the Company has reduced its interest expense from $102 million in 2010 to $10 million in 2013. As part of its cost savings initiatives, the Company has increased the percentage of its workforce operating in lower-cost offshore and onshore delivery models from approximately 30% at December 31, 2011 to 35% at December 31, 2013. In addition, the Company continues to plan to increase this percentage.

     d) Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

        Consideration: For the Company and many of its competitors, 2013 was a challenging year. Lower demand for IT services projects and high-end enterprise servers resulted in a decline, when compared to 2012, in the Company's revenue, net income and cash flows from operating activities. However, the Company delivered its fifth consecutive year of profitability with 2013 diluted earnings per share of $2.08, and generated net cash from operating activities of approximately $187 million (approximately $335 million before defined benefit pension plan contributions). The Company ended 2013 with approximately $640 million of cash compared with approximately $656 million at the end of 2012.

        The Company's underfunded defined benefit pension plan obligations improved by approximately $900 million to $1.5 billion at December 31, 2013 from $2.4 billion at December 31, 2012, principally due to an increase in discount rates, as well as higher pension plan assets. This improvement and the Company's 2013 net income were the principal reasons the Company's deficit improved by approximately $925 million from $1.6 billion at December 31, 2012 to $664 million at December 31, 2013.

        During 2013, the Company brought to market a range of products and services that position it to capitalize on large, growing markets, including its Stealth cybersecurity software and its Forward! by Unisys Intel-based computing platform.

     e) Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.

        Consideration:  No such events occurred during 2013.

     f) Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

        Consideration:  No such events occurred during 2013.

     g) If applicable, a sustained decrease in share price (considered in both absolute terms and relative to peers).

        Consideration: During 2013, the Company did not experience a sustained decrease in its share price. The Company's common share price increased during 2013 by approximately 94% from $17.30 on December 31, 2012 to $33.57 on December 31, 2013.

The Company also took into consideration whether there were significant differences between the carrying amount and the estimated fair value of its assets and liabilities, and the existence of significant unrecognized intangible assets. While the Company has a valuable portfolio of intellectual property which is carried on its books at a zero value, the excess of the Company's market capitalization (approximately $1.5 billion) over its deficit was approximately $2.2 billion at December 31, 2013. The Company does not expect that a step two goodwill analysis, if it were required, would result in an impairment of the approximately $189 million in goodwill recorded at December 31, 2013.

Application of the goodwill impairment analysis requires significant judgment. Based on consideration of the weight of evidence of the factors described above, the Company concluded that it was not more likely than not that goodwill was impaired as of October 1, 2013.

                               *   *   *

In addition, the Company acknowledges that:
* the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff's comments.

Very truly yours,

UNISYS CORPORATION

/s/ Janet Brutschea Haugen

Janet Brutschea Haugen
Senior Vice President and Chief Financial Officer